Free Writing Prospectus Pursuant to Rule 433

Registration No. 333-200647

August 7, 2017

Pricing Term Sheet for Designated Securities

of Aetna Inc. (the “Issuer”)

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated August 7, 2017 filed by the Issuer with the SEC pursuant to Rule 424(b)(3) (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the respective meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Aetna Inc.

Note Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	August 7, 2017

Settlement Date (T+3):	August 10, 2017

Principal Amount:	$1,000,000,000

Maturity Date:	August 15, 2047

Coupon:	3.875%

Interest Payment Frequency:	Semi-Annually

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2018

Day Count:	30/360

Pricing Benchmark:	3.000% due February 15, 2047

Benchmark Spot:	103-04

Benchmark Yield:	2.843%

Reoffer Spread to Benchmark Treasury:	105 basis points

Reoffer Yield:	3.893%

Price to Public / Reoffer Price:	99.682%

Underwriting Fees:	0.750%

Use of Proceeds:	The net proceeds are expected to be used to repay a portion of the Issuer’s 1.5% Senior Notes due 2017 and the Issuer’s floating rate Senior Notes due 2017 and for general corporate purposes.

Optional Redemption:

At any time prior to February 15, 2047, at the greater of 100% of the principal amount of the Notes being redeemed or at a make whole price using a discount rate of Treasury plus 20 basis points.

On or after February 15, 2047, redeemable at par.

CUSIP Number:	00817Y AZ1

ISIN Number:	US00817YAZ16

Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll-free), Mizuho Securities USA LLC at 1-866-271-7403 (toll-free) or Morgan Stanley & Co. LLC by phone at 1-866-718-1649 (toll-free) or by e-mail at prospectus@morganstanley.com.